Exhibit (a)(1)(i)

Cover Letter to Offer to Purchase and Letter of Transmittal

BLACKSTONE ALTERNATIVE ALPHA MASTER FUND

c/o Blackstone Alternative Asset Management L.P.

345 Park Avenue, 29th Floor

New York, New York 10154

If you do not want to sell your shares of beneficial

interest at this time, please disregard this notice.

This is simply a notification of the Fund’s repurchase offer.

March 27, 2013

Dear Shareholder:

This letter serves to inform you of important dates relating to a repurchase offer by Blackstone Alternative Alpha Master Fund (the “Fund”). If you are not interested in tendering your shares of beneficial interest in the Fund (“Shares”) for repurchase at this time, please disregard this notice and take no action.

Please note that the sale of your Shares may be subject to income and transfer taxes.

The tender offer period will begin on March 27, 2013 and end at 11:59 p.m., Eastern Time, on June 14, 2013. The purpose of the tender offer is to provide liquidity to shareholders of the Fund. Shares may be presented to the Fund for repurchase only by tendering them during one of the Fund’s announced tender offers.

If you do not wish to sell your Shares for any reason, simply disregard this notice. No action is required if you do not wish to sell any portion of your Shares at this time.

Should you wish to tender all or some of your Shares during this tender offer period, please complete the enclosed Letter of Transmittal and return it by mail or fax to the Fund’s administrator:

Citi Fund Services Ohio, Inc.

Attention: Blackstone Alternative Alpha Master Fund

P.O. Box 182649

Columbus, Ohio 43218-2649

Fax: (866) 903-9130

All tenders of Shares must be received in good order by the Fund’s administrator by 11:59 p.m., Eastern Time, on June 14, 2013.

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the repurchase offer, or call (888) 386-9490.

Sincerely,

Blackstone Alternative Alpha Master Fund